

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Mr. Jeff Lupinacci
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

> **Re: Iconix Brand Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Response submitted November 25, 2014**
> **File No. 001-10593**

Dear Mr. Lupinacci:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Financial Statements and Supplementary Data, page 45
Note 1. Summary of Significant Accounting Policies, page 69
Goodwill and Other Intangibles, page 72

1.   As we continue to consider your reporting units, we would like to better understand how you determined that you have one operating segment. In furtherance of this, please provide the following information:

   a) The organizational structure in place during the reporting periods by providing us with your organizational chart. This chart can be referred to in connection with the rest of the information requested below.

b) Who is the CODM and the basis for that conclusion, including a description of the CODM's responsibilities and the types of operating decisions that person makes.

c) Identify the individual(s) who report directly to the CODM and tell us:
   I. The nature of their responsibilities.
   II. The nature of the discussions between those individuals and the CODM, including the types of information conveyed when: (1) those individuals request additional resources and (2) when the operations under those individuals' management exceed or fall short of budgeted performance.
   III. The basis of those individuals' compensation (e.g., on consolidated company performance, on performance of certain brands under their management).

d) We note the company has an executive vice president over the women's, men's, entertainment, sports, and home divisions. Please clarify whether these individuals report to the CODM.

e) The process in which the budget is developed, including which parties initiate budget development, which parties approve budgets, and the level of detail included in the budget reviewed and approved by the CODM.

f) The level of detail included in the reporting packets provided to the CODM.

Note 3. Acquisitions, Joint Ventures and Investments, page 75
Acquisitions, page 75

2. We note that the Company sold its Umbro trademarks in South Korea to a licensee for $10.0 million, and recorded the $10.0 million gain that resulted from this transaction in FY 2013 licensing and other revenue. We further note that, in December 2012, the Company sold its 55% interest in OP Japan and recorded the $6.5 million gain that resulted from this transaction in FY 2012 licensing and other revenue. Please tell us why you recorded the net gains resulting from these transactions in licensing and other revenue. Also tell us whether the Umbro trademarks in South Korea were acquired in your November 2012 acquisition and, if so, quantify the fair value initially assigned to these trademarks upon acquisition and their carrying value as of the disposal date that resulted in the $10.0 million gain.

Joint Ventures, page 76

3. We note that in connection with the June 2013 formation of your Iconix Canada Joint Venture, BII agreed to pay you $17.7 million in cash for its aggregate 50% interest in Iconix Canada, and you recorded the $9.8 million gain from this transaction in FY 2013 licensing and other revenue. We further note that you also recorded the gains that resulted from the following joint venture formations in licensing and other revenue: Iconix Australia Joint Venture (September 2013), Iconix SE Asia Joint Venture (October

2013), Iconix Israel Joint Venture (November 2013) and LC Partners U.S. (March 2014). Please advise us of the following:

- Tell us why you recorded the net gains resulting from these joint venture transactions in licensing and other revenue; and

- To the extent that any of these individual joint venture formation transactions resulted in the deconsolidation of a former subsidiary, quantify the portion of the gain related to the remeasurement of your retained investment in each former subsidiary to its fair value in connection with its deconsolidation and tell us how you considered the ASC 810-10-50-1B(b) disclosure requirements.

Form 10-Q for the Quarter Ended September 30, 2014
Note 3. Acquisitions, Investments and Joint Ventures, page 9
Joint Ventures, page 10

4.   We note that your Iconix India Joint Venture was formed in May 2012 and that $4.0 million remained due to you from your joint venture partner as of December 31, 2013 (as disclosed on page 79 of the 2013 Form 10-K). We further note that you no longer include disclosure of your Iconix India Joint Venture in your fiscal 2014 Forms 10-Q. Please tell us why you have removed disclosure of this joint venture in fiscal 2014.

5.   We note that you contributed substantially all rights to your Lee Cooper and Umbro brands in the Greater China Territory to your 50% owned Iconix SE Asia joint venture in September 2014, and recorded the $18.7 million gain from this transaction in licensing and other revenue in the third quarter of 2014. We further note that you entered into a similar transaction with Iconix SE Asia in June 2014, and also recorded the $13.6 million gain from this transaction in licensing and other revenue in the second quarter of 2014. Please advise us of the following:

- Further explain to us the nature of these two transactions and tell us the accounting guidance that you followed to account for them;

- Tell us whether the rights to the contributed brands for each of these transactions met the ASC 805 definition of a business and explain to us the basis for your conclusion; and

- Tell us why you recorded the net gains from these transactions in licensing and other revenue.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining